Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE CEO, MICHAEL FORSAYETH,

TO RETIRE SEPTEMBER 30, 2018

September 25, 2017 -Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that Michael Forsayeth, Chief Executive Officer, has decided to retire from Granite effective September 30, 2018. Mr. Forsayeth will remain in his role as Chief Executive Officer until such time as a successor is appointed and will remain with Granite through to September 30, 2018 to ensure a smooth transition.

Granite’s Board has commenced a comprehensive search to identify a successor for Mr. Forsayeth who will lead the continued thoughtful deployment of Granite’s balance sheet to accelerate the growth and diversification of its investment property portfolio.

In commenting on the announcement, Kelly Marshall, Chairman of Granite, noted that “Mike joined us in the summer of 2011 and has been instrumental in establishing Granite’s new strategic direction, leading Granite through a successful REIT conversion, and building the foundation to become a diversified global industrial real estate company. Granite was fortunate to have an executive with Mike’s experience and skill to get Granite to where it is today and position it for future growth and diversification. The Board is grateful for his contribution to Granite’s success to date and looks forward to continuing to work with Mike as Granite continues to execute on its business plan while transitioning to new leadership over the next 12 months.”

Michael Forsayeth added, “Granite’s success has been a team effort and it has been an honour and privilege to work with such an outstanding group of individuals over the last six years. My time at Granite has been one of the most satisfying of my 40 - year career in business. With the company’s future cash flows significantly de-risked through the extension of Magna leases in the fall of 2016, Granite has the financial flexibility and pathway for accelerated growth and diversification and I believe it’s the appropriate time to hand over the reins to the next CEO to write the next exciting chapter in Granite’s history. I will remain fully committed and engaged in the business until the transition to my successor has been completed.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document

granitereit.com

Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Al Mawani, Chair of the Compensation, Governance & Nomination Committee of the Board of Granite at 416-574-4330, e-mail: amawani@granitereit.com.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 1, 2017 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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